May 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: INmune Bio Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-255162

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on May 5, 2021 or as soon thereafter as is practicable.

Very truly yours,

INMUNE BIO INC.

By:	/s/ David Moss
David Moss
Chief Financial Officer